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5-82072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Tullow Oil Plc
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

England/Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Graham Martin
(Name of Person(s) Furnishing Form)

Ordinary Shares of 10 pence/share
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System, 111 Eighth Avenue, New York, NY 10011
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Tender Offer Announced September 25, 2006;
Tender Offer has Not Yet Commenced.
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. ***Special Instructions for Complying with Form CB***

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[signature]
(Signature)

GRAHAM MARTIN, DIRECTOR, TULLOW OIL PLC
(Name and Title)

25 SEPTEMBER 2006
(Date)

Not for release, publication or distribution in whole or in part, in, into or from Canada or Japan

[illegible]

Recommended Proposal

for the acquisition of

Hardman Resources Limited

by

Tullow Oil plc

by way of scheme of arrangement

SEC 005

25 September 2006 - Tullow Oil plc ("Tullow"), headquartered in London and listed on the London and Irish Stock Exchanges, is one of the largest independent oil and gas exploration and production companies in Europe with a diverse portfolio of licences in 17 countries.

Tullow is pleased to announce that it has today reached agreement with the Board of Hardman Resources on the terms of a recommended scheme of arrangement to acquire all of the issued and to be issued ordinary shares in Hardman Resources (the "Scheme").

Highlights

- The terms of the Scheme values the entire issued and to be issued share capital of Hardman Resources at A$1.47 billion (approximately £581 million / US$1.1 billion).
- The terms include a share alternative, subject to a maximum of 65 million New Tullow Shares being issued.
- The Scheme is expected to complete at the latest in early January 2007.
- The cash consideration under the offer will be funded by new debt facilities provided by Bank of Scotland Corporate.

The Board of Tullow believes that the acquisition of Hardman Resources significantly enhances Tullow's portfolio and delivers further key opportunities and strategic positions. In particular, the Acquisition:

- increases production by 6,000 boepd and 2P commercial and contingent reserves by 30 per cent.;
- delivers a material full cycle business in Mauritania;
- establishes operational control in the Albertine basin, Uganda;
- doubles Tullow's prospective acreage position;
- adds 16 exploration wells to the 2006/07 campaign; and
- builds on Tullow's successful acquisition track record.

Commenting today, Pat Plunkett, Chairman of Tullow, said:

"The acquisition of Hardman Resources is an excellent strategic fit with Tullow's production, development and exploration activities. The Hardman Resources team has built up a business with exposure to high-impact assets and this, combined with Tullow's existing portfolio, financial strength and execution capability, creates an outstanding platform for continued growth. We believe that the terms of the transaction are attractive for the shareholders of both Tullow and Hardman Resources and we look forward to the successful completion of the Scheme."

Presentation, Webcast and Conference Calls

Analysts are invited to a presentation in London at the Merrill Lynch Financial Centre at 2 King Edward Street, London, EC1A 1HQ beginning at 10.00 a.m. (London time) today. Those attending should arrive at 9.30 a.m. for a 10.00 a.m. start. For those who are unable to attend in person, the presentation can be viewed live and subsequently by archive via webcast at: http://www.tullowoil.com. There is also a conference call facility. Access restrictions will apply to analysts in or from Canada and Japan. A US conference call will be scheduled in the afternoon and details will be available shortly via the website.

Live Event		Replay Facility available from 1 pm	
UK Participants	020 7138 0828	UK Participants	020 7806 1970
Irish Participants	01 655 0485	Irish Participants	01 659 8321
Other Participants	+44 20 7138 0828	Other Participants	+44 20 7806 1970
		Access Code	3443974#

SEC 006

Enquiries:

Tullow Oil plc	Merrill Lynch	Citigate Dewe Rogerson	Cosway Australia
+ 44 (0) 20 8996 1000	+44 (0) 20 7628 1000	+44 (0) 20 7638 9571	+61 (0) 2 9929 8344
Aidan Heavey, CEO	Simon Mackenzie-Smith	Martin Jackson	John Hurst
Tom Hickey, CFO	Kevin Smith		Mark Rudder
Graham Martin, GC	Andrew Osborne		
	Russell Alton		
	+61 (0) 414 566 021		
	Matthew Stubbs (Sydney)		

Merrill Lynch is acting as financial adviser and corporate broker to Tullow and is acting for no-one else in connection with the Acquisition and will not be responsible to anyone other than Tullow for providing the protections afforded to customers of Merrill Lynch or for providing advice in connection with the Acquisition and the listing of the New Tullow Shares or the contents of this announcement or any other matter referred to herein.

The availability of New Tullow Shares under the Scheme to persons not resident in Australia, the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. Any response in relation to the proposals referred to in this announcement should be made only on the basis of the information contained in the Scheme Document or any document by which such proposals are effected.

Note to US Shareholders in Hardman Resources

The Scheme is in respect of the securities of a foreign company. The Scheme is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country.

You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement. You should be aware that the issuer may purchase securities otherwise than under the Scheme, such as in open market or privately negotiated purchases.

This summary should be read in conjunction with the full text of this announcement.

SEC 007

1. Introduction

The Board of Tullow is pleased to announce that it has today reached agreement with the Board of Hardman Resources on the terms of a recommended scheme of arrangement to acquire the entire issued and to be issued share capital of Hardman Resources.

The terms of the Scheme value the entire issued and to be issued share capital of Hardman Resources at A$1.47 billion (approximately £581 million / US$1.1 billion). The terms include a share alternative, subject to a maximum of 65 million New Tullow Shares being issued.

2. Information on Hardman Resources

Hardman Resources is an Australian headquartered oil and gas exploration and production company listed on the Australian Stock Exchange and on the Alternative Investment Market of the London Stock Exchange. Hardman Resources has projects in six countries including a major presence in the new-found petroleum province offshore Mauritania, West Africa, that includes the producing Chinguetti oil field. Hardman Resources is also the operator and holds a 50 per cent. interest in Block 2, Uganda, where Tullow holds the remaining 50 per cent. and where three successful exploration wells leading to oil discoveries have been drilled in 2006. In addition, Hardman Resources has exploration interests in Tanzania, Suriname, Guyane and the Falkland Islands. For the six months ended 30 June 2006, Hardman Resources reported profits before tax of A$31.1 million and net assets as at that date of A$542.0 million.

3. The Scheme

Under the terms of the Scheme, Hardman Resources shareholders will receive:

for each Hardman Resources Share A$2.02

To provide Hardman Resources shareholders the opportunity to participate in the future of the enlarged group, Hardman Resources shareholders may elect to receive all or part of the consideration in New Tullow Shares on the following basis:

for each Hardman Resources Share 0.222890 New Tullow Shares

subject to a maximum of, in aggregate, 65 million New Tullow Shares being issued, representing approximately 10 per cent. of Tullow's issued share capital. Elections for New Tullow Shares will be scaled back in the event that the aggregate of all elections received would result in more than 65 million New Tullow Shares being issued. Any scaling back will be pro rata to the size of elections made.

The New Tullow Shares to be issued pursuant to the Scheme will be issued credited as fully paid and will rank pari passu in all respects with Existing Shares, including the right to receive and retain in full all future dividends and distributions (if any) declared, made or paid after the date upon which the Scheme is approved by the relevant court. Admission of the New Tullow Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange is expected to take place in January 2007. The New Tullow Shares will not be listed on ASX.

For the Scheme Meeting to be successful, it must be approved by a majority in number of the Hardman Resources Shareholders who vote at the Scheme Meeting (in person or by proxy) representing at least 75 per cent. of the total number of shares voted at the Scheme Meeting (in person or by proxy).

4. Background to and reasons for the Acquisition

The Board of Tullow believes that the acquisition of Hardman Resources significantly enhances Tullow's portfolio and further delivers key opportunities and strategic positions. In particular, the Acquisition:

- increases production by 6,000 boepd and 2P commercial and contingent reserves by 30 per cent;
- delivers a material full cycle business in Mauritania;
- establishes operational control in the Albertine basin, Uganda;
- doubles Tullow's prospective acreage position;
- adds 16 exploration wells to the 2006/07 campaign; and
- builds on Tullow's successful acquisition track record.

The Acquisition provides material additions to Tullow's production, development and exploration activities through the acquisition of a 19 per cent. interest in the producing Chinguetti field which is expected to add approximately 6,000 boepd to Tullow's hydrocarbon production immediately, as well as material undeveloped oil and gas discoveries in Mauritania, including the Tiof and Tevet fields and future gas potential. Based on public data, Tullow estimates that the Acquisition adds an additional 105 mmboe of 2P commercial and contingent reserves with significant upside potential.

The Acquisition enhances Tullow's exploration portfolio, doubling Tullow's prospective acreage position and adding 16 incremental exploration wells in four countries allowing Tullow to leverage its existing geological expertise in both proven hydrocarbon provinces and new basins in frontier geographies. In the short term, the most material activities are likely to be undertaken in Uganda and Mauritania.

Through their joint activities in Uganda, which have to date yielded three successful exploration wells, Hardman Resources and Tullow have formed an effective working relationship focused on the optimal long term development of the Albertine basin. The Acquisition increases Tullow's interest in the high potential Block 2 to 100 per cent., as well as providing control of the exploration campaign.

In Mauritania, where Tullow and Hardman Resources are already co-venturers on Block 2, the Acquisition will extend Tullow's presence to eight contiguous blocks covering 58,500 sq km. These blocks contain a number of existing discoveries and potential developments and three further exploration wells are planned over the next 12 months.

The enlarged Group will have over 110 licences spread across 21 countries, with Africa accounting for over 45 per cent. of the total.

5. Financing of the Acquisition

The maximum cash consideration payable under the Scheme is A$1.47 billion (approximately £581 million / US$1.1 billion). Tullow has arranged new debt facilities with Bank of Scotland Corporate to provide funding on the basis of full acceptance of the cash consideration by Hardman Resources Shareholders. The terms of these facilities, including the conditions to drawdown, will be described in the Scheme Document. Tullow's ongoing business is comfortably funded from operational cashflows.

6. Scheme Implementation Agreement

Tullow and Hardman Resources have entered into the Scheme Implementation Agreement which contains a number of conditions precedent in relation to the Scheme including court approval, Hardman Resources Shareholder approval, Foreign Investment Review Board approval in Australia and no material adverse change or prescribed occurrences occurring in respect of Hardman Resources.

Under the Scheme Implementation Agreement, Hardman Resources has agreed that it will not participate in discussions with any other party in respect of an alternative offer nor solicit, directly or indirectly, any alternative offer from any other party, unless to not respond would be in breach of fiduciary duties owed by any Hardman Resources Director or would otherwise be unlawful. Hardman Resources has also agreed, in certain circumstances, to pay Tullow a break fee of approximately A$14.7 million.

Further details of the Scheme Implementation Agreement are set out in Appendix I to this announcement.

Summary details of the Scheme Implementation Agreement

Hardman Resources and Tullow have entered into the Scheme Implementation Agreement dated 25 September 2006 ("SIA") in relation to the Scheme.

The SIA sets out the obligations of Hardman Resources and Tullow in relation to the Scheme. A copy of the SIA will be set out in the Scheme Document that is to be provided to Hardman Resources Shareholders prior to the Scheme Meeting. A summary of some of the key terms of the SIA is set out below.

Conditions Precedent

Implementation of the Scheme is subject to a number of conditions precedent which must be satisfied before the Second Court Date, including the following:

Regulatory Approvals: Australian Foreign Investment Review Board approval.

Shareholder Approval: Hardman Resources Shareholders approving the Scheme at a general meeting. The resolution for the Scheme must be passed by a majority in number of the shareholders present and voting (in person or by proxy), whose votes represent at least 75 per cent. of the total votes cast at the meeting.

Restraints: there being no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other material legal restraint or prohibition preventing the transaction from proceeding.

Hardman Resources Material Adverse Change: there being no one or more changes, events, occurrences or matters which (whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind) has had or is likely to have:

- the effect of a diminution in the consolidated net assets of the Hardman Resources Group, taken as a whole (calculated on the basis of AIFRS), of at least A$50,000,000 when compared to the consolidated net assets of the Hardman Resources Group as shown in Hardman Resources' Interim Report as at 30 June 2006; or
- the result that Hardman Resources is unable to carry on its business in substantially the same manner as it is currently carried on,

in either case, other than as a consequence of:

- changes in oil prices or currency exchange rates; or
- any revision to the estimated oil reserves of the Chinguetti oil field that is not materially different to that previously announced by Hardman Resources on 23 August 2006; or
- write-offs of exploration costs in the ordinary course of business or the incurring of depreciation charges in the ordinary course of business; or
- losses covered by insurance which Hardman Resources' insurer has agreed in writing to pay.

Hardman Resources Prescribed Occurrence: there being no "Hardman Resources Prescribed Occurrence" (which include the events listed in Section 652C of the Corporations Act, certain corporate restructures, material acquisitions, disposals, restraints, financial encumbrances and financial commitments, related party transactions, hedging and insolvency events) by Hardman Resources, and, in certain circumstances, its subsidiaries.

Tullow Prescribed Occurrence: there being no "Tullow Prescribed Occurrence" which includes certain capital restructures and insolvency events in respect of Tullow.

Court Approval: the Court approving the Scheme.

No-Talk, No-Shop and change in recommendation

Under the SIA, Hardman Resources has agreed that from the date of the SIA until its termination or the end date:

No Talk: it must ensure that neither it nor any of its subsidiaries, nor any of their respective directors, employees, officers or agents (including for the avoidance of doubt any Financial Advisers) directly or indirectly participate in any negotiations or discussions, provide or make available any information (including by way of providing information and access to perform due diligence), or communicate any intention to do any of these things, in respect of or in response to any expression of interest, offer or proposal by any person in relation to any Competing Transaction.

No Shop: it must ensure that neither it nor any of its subsidiaries, nor any of their respective directors, employees, officers or agents (including for the avoidance of doubt any Financial Advisers) directly or indirectly solicit, encourage (including by way of providing information concerning Hardman Resources to any person), initiate or communicate any intention to do any of these things, in respect of or in response to any expression of interest, offer or proposal by any person in relation to any Competing Transaction.

Fiduciary Carve Out: nothing in the No Shop or No Talk provisions prevents Hardman Resources from undertaking an act otherwise prohibited by the No Talk provision if not undertaking that act would, in the written opinion of a Queen's Counsel or Senior Counsel, involve a breach of the fiduciary duties owed by any Hardman Resources director or would otherwise be unlawful. Prior to undertaking an act otherwise prohibited by the No Talk provision, that is permitted by the fiduciary carve out Hardman Resources:

- must obtain, and provide Tullow with a copy of, the written Queen's Counsel or Senior Counsel's legal opinion; and
- must not, and ensure that none of its Representatives undertake any such prohibited act until the end of the next Business Day after the provision of the written Queen's Counsel's or Senior Counsel's legal opinion.

Notification of Approaches: During the No-Shop Period, Hardman Resources must notify Tullow immediately if it, or any of its Representatives becomes aware of any:

- negotiations or discussions;
- approach or attempt to initiate any negotiations or discussions; or
- intention to make such an approach or attempt to initiate any negotiations or discussions,

in respect of any expression of interest, offer or proposal of a kind referred to in the paragraphs above and prior to doing a prohibited act (which act is only permitted to be undertaken pursuant to the fiduciary carve out mechanism set out above) Hardman Resources must immediately provide in writing to Tullow the identity of the relevant person or persons and details of such expression of interest, offer or proposal (including copies of, and updates in relation to, any expressions of interest, offer or proposals).

Change of Recommendation

Hardman Resources must notify Tullow three Business Days prior to announcing any change in recommendation and must consult with Tullow in good faith for those three days to consider if the recommendation in place at that time can be reinstated

Reimbursement Fee: Hardman Resources has agreed to pay a reimbursement fee to Tullow, equal to A$14,711,694 if:

- the Hardman Resources Board withdraws or modifies its recommendation that Hardman Resources Shareholders vote in favour of the Scheme or makes a public statement indicating that it no longer supports the Transaction or that it supports some other transaction, unless there has been a Tullow Prescribed Occurrence prior to that change, withdrawal or modification and Hardman Resources has commenced the process of terminating the SIA on the basis of the Tullow Prescribed Occurrence; or

- a Competing Transaction (as defined below) is announced by a third party and that third party gains a relevant interest in at least 50 per cent. of Hardman Resources shares or acquires, acquires control or merges with Hardman Resources within 12 months of the announcement of the Competing Transaction; or
- Hardman Resources is in breach of its obligations under the No Shop and No Talk provisions; or
- the SIA is terminated by Tullow as a result of a Hardman Resources Prescribed Occurrence occurring prior to the Second Court Date, or pursuant to a material breach of the SIA or a breach of representation or warranty (subject to the materiality set out below).

Hardman Resources must pay the Reimbursement Fee within three Business Days after receiving a written demand from Tullow pay to Tullow, without set-off or withholding. The demand may only be made after the occurrence of an event that triggers the fee referred to above.

A Competing Transaction means a transaction or arrangement pursuant to which a third party will, if the transaction or arrangement is entered into or completed:

- acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in all or a substantial part of the business of the Hardman Resources Group;
- acquire a relevant interest in, become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in 5 per cent. or more of Hardman Resources' voting shares;
- acquire control (as determined in accordance with section 50AA of the Corporations Act) of Hardman Resources;
- otherwise acquire or merge with Hardman Resources; or
- enter into any agreement, arrangement or understanding requiring Hardman Resources to abandon, or otherwise fail to proceed with, the transaction,

whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction or buy back, sale or purchase of shares or assets, joint venture, dual-listed company structure (or other synthetic merger) or other transaction or arrangement.

Prior to the Hardman Resources Board modifying or changing its recommendation in accordance with the terms of the SIA, Hardman Resources must appoint an escrow agent to hold the Reimbursement Fee in escrow in trust for Tullow on commercially reasonable terms and pay an amount equal to the Reimbursement Fee into the escrow account.

Termination

The SIA may be terminated at any time prior to the Second Count Date in certain circumstances:

by either party if:

- the other party is in breach of any material provision of the SIA other than in respect of a breach of either a representation or warranty;
- the other party is in material breach of a representation or warranty and the loss that flows from the breach is greater than A$30 million, in the case of a breach by Hardman Resources and A$120 million the case of a breach by Tullow;
- a court or government agency has taken any action permanently restraining or otherwise prohibiting the Scheme from proceeding or has refused to do any thing necessary to permit the Scheme to proceed (and the action or refusal has become final and cannot be appealed); or
- a condition precedent is not satisfied and Hardman Resources and Tullow cannot reach agreement to proceed by way of alternative means,

SEC 013

by Tullow if:

- the Hardman Resources Board changes, withdraws or modifies its recommendation that Hardman Resources Shareholders vote in favour of the Scheme or makes a public statement indicating that it no longer supports the transaction;
- Hardman Resources' Shareholders have not approved the Scheme at the Scheme Meeting by 31 January 2007; or
- Hardman Resources is in breach of its obligations under the No-Shop and No-Talk provisions; and

by Hardman Resources if:

- following 21 days' notice to Tullow, the Hardman Resources Board has changed, withdrawn or modified its recommendation in accordance with the terms of the SIA and by the end of the 21 days' notice period the recommendation has not been reinstated and the Reimbursement Fee has been paid to Tullow.

Appendix II

Definitions and glossary of terms

Definitions

The following definitions apply throughout this document, unless the context otherwise requires:

"Acquisition"	the acquisition of Hardman Resources by Tullow to be effected by the Scheme;
"Australian Stock Exchange" or "ASX"	Australian Stock Exchange Limited;
"Board" or "Directors"	the directors of the named company;
"Enlarged Group"	the Tullow Group as enlarged by Hardman Resources;
"Existing Shares"	Tullow Shares in issue at the date of this document;
"Hardman Resources"	Hardman Resources Limited;
"Hardman Resources Shareholders"	holders of Hardman Resources Shares;
"Hardman Resources Shares"	ordinary shares in the capital of Hardman Resources;
"Irish Stock Exchange"	The Irish Stock Exchange Limited;
"London Stock Exchange"	London Stock Exchange plc;
"Merrill Lynch"	Merrill Lynch International;
"New Tullow Shares"	Tullow Shares to be allotted pursuant to the Scheme;
"Official Lists"	the official list of the UK Listing Authority and the official list of the Irish Stock Exchange;
"Scheme"	the scheme of arrangement of Hardman Resources which, if approved, will result in Tullow acquiring the Hardman Resources Shares;
"Scheme Document"	the document containing details of the Scheme sent by Hardman Resources to Hardman Resources Shareholders;
"Scheme Implementation Agreement"	the scheme implementation agreement entered into between Tullow and Hardman Resources;
"Scheme Meeting"	the meeting of Hardman Resources Shareholders to be convened to approve the Scheme;
"Tullow" or "Company"	Tullow Oil plc;
"Tullow Group" or "Group"	Tullow and its subsidiaries;
"Tullow Shares"	ordinary shares of 10 pence each in the capital of the Company;

SEC 015

"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act including where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland; and
"United States" or "US"	the United States of America, its territories and possessions.

In this document all references to "A$" are to the lawful currency of Australia and all references to "£", "pence" and "sterling" are to the lawful currency of the United Kingdom.

Unless otherwise stated in this document, an exchange rate of £1 = A$2.5315 has been used, being the exchange rate at 4.30pm in London on 22 September 2006 and an exchange rate of £1 = US$1.9004 has been used, being the close of business in New York on 22 September 2006 (the last business day before this announcement). Source: Bloomberg

Glossary of Terms

"boepd"	barrels of oil equivalent produced per day; and
"mmboe"	million barrels of oil equivalent.

TULLOW plc

Recommended proposal to acquire Hardman Resources

Building a Balanced Portfolio of International Exploration and Production Assets



Recommended proposal to acquire Hardman Resources

TULLOW

- ☐ Increases production by 6,000 boepd and reserves by 30%[1,2]
- ☐ Delivers a material full cycle business in Mauritania
- ☐ Establishes operational control in the Albertine basin, Uganda
- ☐ Doubles Tullow's prospective acreage position
- ☐ Adds 16 exploration wells to the 06/07 campaign

Using Tullow's financial and operational strength to create value

Notes
1. *Tullow's estimate of Hardman Resources current production and reserves, based on public data*
2. *Reserves are 2P Commercial and Contingent*

SEC 018

Recommended proposal transaction details

- ☐ Tullow to acquire all of the shares of Hardman Resources
- ☐ Offer to Hardman Resources shareholders is A$2.02 cash per share (79.8p)
- ☐ Values Hardman Resources at A$1.47 billion (£581 million / $1.1 billion)
- ☐ Hardman Resources shareholders may elect to receive Tullow shares
  - 0.222890 Tullow shares for one Hardman Resources share
  - Subject to a maximum of, in aggregate, 65 million new Tullow shares
  - Enables Hardman Resources shareholders to participate in the future of the enlarged Group

Notes

1. *An exchange rate of £1 = A$2.5315 has been used, being the exchange rate at 4.30pm in London 22 September 2006 (Source: Bloomberg)*
2. *An exchange rate of £1 = US$1.9004 has been used, being the exchange rate at the close of business in New York on 22 September 2006 (Source: Bloomberg)*

Financing the offer

- Full cash offer with partial equity alternative
- US$1 billion bridge facility arranged by Bank of Scotland Corporate
- Full take up of share alternative would result in Hardman shareholders holding c.9% of the enlarged Group
- Financing accommodates all equity acceptance scenarios
  - Hardman Resources in substantial net cash position
  - Pro Forma 2006 Net Debt:Cash EBITDA of 1.0 to 1.4x[1,2]
  - Tullow retains US$200 million capacity within existing facilities
- Ongoing business comfortably funded from operating cashflows

Notes

1. *Based on maximum debt of £750 million within the enlarged Group*
2. *Based on annualised 06 reported Interim Results of Tullow and Hardman Resources*

Transaction timetable and conditions

- Unanimous recommendation of Hardman Resources directors
- Transaction to be implemented by way of Scheme of Arrangement
- Requirements for transaction to be approved
  - Hardman Resources shareholder approval
  - Australian court approval
  - Australian Foreign Investment Review Board approval
- Transaction expected to be completed at the latest in early January
- No Tullow shareholder approval or prospectus required

Enhancing our growth opportunities

TULLOW Oil plc

Hardman



SEC022

Tullow Oil plc

- One of the largest independent oil and gas exploration and production companies in Europe
- Listed on the London (FTSE 250) and Irish Stock Exchanges
- Market capitalisation £2.4 billion
- Operations in 17 countries
  - UK Southern North Sea
  - Africa
  - South Asia
- Current production is c.70,000 boepd
- Record 06 Interim Results announced 6 September
- Very positive outlook with strong growth opportunities

Hardman Resources Limited

- Australian headquartered oil and gas exploration and production company
- Listed on the ASX (ASX 200) and AIM in London
- Strong portfolio of producing, development and exploration assets
- Experienced E&P management team
- Operations in six countries (West Africa and South America)
- A major presence in offshore Mauritania
- Tullow's 50:50 partner in Block 2 in Uganda
- Interim results announced 29 August

Highly attractive extension to the Tullow portfolio

TULLOW plc

KEY
E - Exploration
D - Development
P - Production

NW Europe	
United Kingdom	E D P
Africa	
Angola	E
Cameroon	E
Congo (Brazzaville)	D P
Congo (DRC)	E
Côte d'Ivoire	E D P
Equatorial Guinea	E D P
Gabon	E D P
Ghana	E
Madagascar	E
Mauritania	E D P
Namibia	E D
Senegal	E
Tanzania	E
Uganda	E
South Asia	
Bangladesh	E D P
India	E
Pakistan	E D P
South America	
Guyane	E
Falkland Islands	E
Suriname	E


Tullow
Hardman

NW Europe
- Gas focus in UK Southern North Sea
- Mature basin operator

Africa
- Consistent delivery of organic growth
- Developing regional positions

South Asia
- Well placed to supply growing energy demand
- Technical expertise and acreage to drive growth

South America
- Extensive acreage in frontier basins
- Comparable geology with West Africa

SEC025

Material additions to the Tullow E&P portfolio

Mauritania

- Chinguetti field
  - Immediately adds c. 6,000[1] boepd
- Pipeline of oil and gas developments
  - Tiof phase 1, Tevet, Tiof phase 2+, gas
- Eight contiguous licences with significant exploration potential

Uganda

- Operational control of Albertine Basin
- Control pace and strategy of exploration campaign
- Increases exposure to significant upside following early success

Exploration Portfolio

- New high impact exploration areas
  - Tanzania, Suriname, Guyane and Falkland Islands
- 16 additional exploration wells over 06/07
- Leveraging West African geological expertise into new basins

Note

1. Tullow's estimate of Hardman Resources current production, based on public data

SEC026

Reserves[1] increased by 30%

- Tullow reserves[1] – 354 mmboe

- Hardman Resources reserves[1,2] – 105 mmboe
  - Chinguetti full development - 19 mmboe
  - Tiof Phase 1 – 13 mmboe
  - Tevet and Tiof future developments – 58 mmboe
  - Mputa/Waraga discoveries – 15 mmboe

- Mauritanian gas discoveries – 70 mmboe
  - 292 bcf from Banda
  - 130 bcf from Pelican

- Further potential
  - Potential to double Uganda reserves with Nzizi
  - Significant Ugandan upside
  - Active Mauritanian exploration program
  - Doubles Tullow's prospective acreage position



Reserves (mmboe)
500
450
400
350
300
250
200
150
100
50
0
354 mmboe
354
459 mmboe
105
354
Tullow
Tullow and Hardman
Tullow
Hardman

Notes
1. *Reserves are 2P Commercial and Contingent*
2. *Tullow's estimate of Hardman Resources current reserves, based on public data*

SEC027

High value production with major growth potential

- 2007 average production
  - Tullow 80,000 boepd
  - Hardman Resources[1] 6,000 to 8,000 boepd
- Portfolio provides significant production growth potential
  - Chinguetti, Tiof, Tevet
  - Banda, Pelican, Faucon gas potential
- Chinguetti - high cash flow per barrel
  - Full cost recovery
  - Current netback over US$50 per barrel
- Longer term production potential from Uganda

Notes
1. *Tullow's estimate of Hardman Resources 2007 average production, based on public data*

SEC028

Extensive and highly prospective exploration programme

Country	Licence	Prospect	Interest	Date/Status	Company
Uganda	Block 3A	Kingfisher	50%	Drilling	Tullow
UK	16/13c	Acer	6.25%	October 2006	Tullow
Côte d'Ivoire	CI-26	Level Zero	21.33%	October 2006	Tullow
UK	Quad 39	Peveril	30%	November 2006	Tullow
Uganda	Block 2	Nzizi	100%	November 2006	Tullow, Hardman
Mauritania	Block 7	Aigrette	16.2%	Q4 2006	Hardman
Mauritania	PSC-A Block 4	Kibaro	24.3%	Q4 2006	Hardman
Gabon	Nziembou	2 Oil Prospects	40%	Q1 2007	Tullow
Namibia	Kudu	Kudu East (2x)	90%	Q1 2007	Tullow
India	CB-ON/1	Campaign	50%	Q2 2007	Tullow
Uganda	Block 2	Campaign	100%	Q2 2007	Tullow, Hardman
Cameroon	Ngosso	Oil Prospect	40%	Q2 2007	Tullow
UK	SNS	Campaign	23-100%	Q2 2007	Tullow
Suriname	Coronie-Uitkijk	Campaign	40%	H2 2007	Hardman
Guyane	Licence	Matamata	97.5%	Q3 2007	Hardman
Mauritania	PSC-B	Campaign, Patudo	21.6%	Q4 2007	Hardman
Mauritania	Block 2	Campaign	48.8%	Q4 2007	Tullow, Hardman
Tanzania	Lindi-Mtwara	Campaign	50%	Q4 2007	Hardman

● Tullow ● Hardman

Note
1. This does not include the full Tullow 2007 programme

SEC029

Summary

- Hardman Resources: a growing company with strong assets and experienced management
- Excellent strategic fit with Tullow's portfolio
- Doubles Tullow's prospective acreage position
- Hardman Resources shareholders can participate in future growth of the enlarged Group

We are executing our strategy,
building on our acquisition track record
and consistently delivering growth

SEC030

Supplementary information

TULLOW Oil plc

Hardman



Prospective acreage position doubled – 18 licences added



NW Europe
40 Licences
Mauritania
8 Licences
58,500 sq km
Senegal
1 Licence
5,250 sq km
Cote d'Ivoire
3 Licences
3,631 sq km
Ghana
3 Licences
4,048 sq km
Cameroon
1 Licence
474 sq km
Pakistan
9 Licences
13,373 sq km
India
3 Licences
12,470 sq km
Bangladesh
3 Licences
20,604 sq km
Suriname
2 Licences
Guyane
1 Licence
65,000 sq km
Falklands
7 Licences
29,122sq km
E.Guinea
3 Licences
2,813 sq km
Gabon
15 Licences
21,327 sq km
Congo (Brazzaville)
1 Licence
146 sq km
Angola
3 Licences
13,326 sq km
Namibia
1 Licence
4,567 sq km
Congo (DRC)
2 Licences
6,570 sq km
Uganda
3 Licences
11,797 sq km
Madagascar
1 Licence
11,050 sq km
Tanzania
2 Licences
12,360 sq km

SEC032

Building a material Mauritanian position


Existing Tullow Acreage
Hardman Acreage
Gas Field
Oil Field
Prospect
Lead
Miocene channels
3D Survey Outline
BLOCK 8
BLOCK 7D
Pelican Gas Discovery
BLOCK 6
Mauritania
B5A
Tiof Oil and Gas Discovery
BLOCK 5B
Nouakchott
Tevet Oil & Gas Disc.
Chinguetti Oil Field
Banda Gas Field
BLOCK 4B
B4A
Atlantic Ocean
BLOCK 3
BLOCK 2
Faucon Gas Discovery
BLOCK 1
ST LOUIS
Senegal
0 50 100km

Production and Development

- ☐ Chinguetti – producing oil field
  - – Redevelopment potential to enhance production
- ☐ Tiof – potential oil development
- ☐ Tevet – oil discovery
- ☐ Banda – gas discovery with oil column
- ☐ Pelican – gas discovery
- ☐ Faucon – gas discovery

Exploration

- ☐ Proven offshore hydrocarbon province
- ☐ Basin-wide complementary acreage
- ☐ Play diversity and prospective trends
  - – Rich Cretaceous source rocks
  - – Thick sequence with known reservoirs
  - – Salt basin traps
  - – Tertiary and Cretaceous stratigraphic traps
  - – Jurassic Carbonate platform traps
- ☐ Low exploration well density
- ☐ Significant upside potential to be realised

The leading operator in the Albertine Rift Basin



Sudan
Congo (DRC)
Uganda
BLOCK 1
HERITAGE 50%
TULLOW 50%
BLOCK I & II
TULLOW 48.5%
HERITAGE 39.5%
COHYDRO 12.0%
Beni
BLOCK 2
TULLOW 50%
HARDMAN 50%
Kampala
BLOCK 3A
HERITAGE 50%
TULLOW 50%
Lake Victoria
Tullow to Operate
Tullow Non-operated
Tanzania
0
100km

Basin-wide influence

- 100% interest in Block 2
- Operator of Block 2 and Blocks I & II
- Control over exploration campaign

Basin-wide strategy

- Leverage knowledge and influence
- Quickly discover basin potential
- Appraise in parallel
- Scaled development options

SEC034

Tanzania Ruvuma Basin


Tanzania
Indian Ocean
Lindi
MNAZI BAY BLOCK
LINDI BLOCK
Mtwara
Gas Field Development
Palma
MTWARA BLOCK
Newala
Mozambique
Tanzania

- High-impact frontier basin
  - Rifted continental margin - upside stratigraphic trap potential
  - 2 licences, 50%, Lindi and Mtwara
  - 12,360 sq km
- Live hydrocarbon system
  - Msimbati and Mkindani oil seeps
  - Mnazi Bay gas discovery
- Diverse oil and gas potential
  - Tertiary and Cretaceous deltaics
  - Mesozoic and Karoo Rift Basin (core play in Madagascar)
- 350 km near-shore seismic 2005
- 500 km onshore seismic 2006+
- Two well commitment by 2009
  - Several leads identified

SEC035

Guyane and Suriname



MATAMATA PROSPECT
UITKIJK BLOCK
CORONIE BLOCK
Suriname
Guyane
Brazil

Guyane

- High-impact frontier basin
- 97.5% interest, operated
- 65,000 sq km Licence area
- Matamata prospect
  - Billion barrel upside potential
  - A regional high and focus for oil charge
- Kawana Eastern Basin plays
  - Stratigraphic Traps, like Mauritanian discoveries

Suriname

- 40% interest, low cost
- 15-25 well campaign
  - Q2 2007 start, US$8.5 m commitment
- Uitkijk block adjacent to Tambaredjo oil field
  - Easy tie-back to existing infrastructure
- Coronie block (2,589 sq km) less explored
  - Potential for larger fields

South Falklands Basin



FALKLAND ISLANDS
Atlantic Ocean
Stanley
Falkland Islands
Designated Area' boundary
(UK overseas territory)
0
100km
Prospects and Leads map
Springhill tilted fault block
Springhill onlap
Fold belt
Deep water channel
Basin floor fan
Designated Area' boundary
(UK overseas territory)
Falkland Islands

- ☐ 22.5% interest
- ☐ 7 Licences, 29,122 sq km
- ☐ Falkland Oil and Gas 77.5%, operator
- ☐ Oil shows and flows from Malvinas Basin wells
  - 3,200 bopd Calamar-1
- ☐ Diverse trap types
  - Atlantic margin analogues
- ☐ 2D seismic survey 2006
- ☐ Controlled Source Electromagnetic Imaging and further 2D seismic in late 2006 / early 2007
- ☐ Select drilling targets for 2008

SEC037

Estimated timetable

Date	Activity
25 September	Announcement
27 October	Hardman Resources lodges scheme booklet with ASIC
14 November	First court hearing, scheme booklet registration
17 November	Meeting documents sent to Hardman Resources security holders
18 December	Scheme meetings to consider and approve scheme
19 December	Second court hearing, ASX announcement made
20 December	Lodge court orders with ASIC, effective date of scheme
29 December	Scheme record date
08 January	Scheme implementation date

Note
1. *All dates post the announcement date are provisional and may change*

Disclaimer

This presentation contains certain forward-looking statements that are subject to the usual risk factors and uncertainties associated with the oil and gas exploration and production business.

Whilst Tullow believes the expectations reflected herein to be reasonable in light of the information available to them at this time, the actual outcome may be materially different owing to factors beyond the Group's control or within the Group's control where, for example, the Group decides on a change of plan or strategy.

The Group undertakes no obligation to revise any such forward-looking statements to reflect any changes in the Group's expectations or any change in circumstances, events or the Group's plans and strategy. Accordingly no reliance may be placed on the figures contained in such forward looking statements.

This presentation does not constitute an offer to sell or an invitation to subscribe for or purchase any securities.

SEC039

Disclaimer (continued)

Note to US shareholders in Hardman Resources

The Scheme is in respect of the securities of a foreign company. The Scheme is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country.

You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement. You should be aware that the issuer may purchase securities otherwise than under the Scheme, such as in open market or privately negotiated purchases.

Tullow Oil plc
3rd floor
Building 11
Chiswick Park
566 Chiswick High Road
London
W4 5YS
Email: ir@tullowoil.com
www.tullowoil.com